FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	“Syngenta showcases significant potential of Diverse Field Crops portfolio”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Daniel Braxton		Lars Oestergaard
		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Krasnodar, Russia, July 10, 2013

Syngenta showcases significant potential of Diverse Field Crops portfolio

Syngenta today continues a series of strategic crop updates with a focus on the potential of Diverse Field Crops. At a two day meeting for analysts and investors in Russia, the focus will be on sunflower, oilseed rape and sugar beet. These crops have a combined sales potential of over $2.2 billion in 2020.

Increasing consumption of healthy oils is fuelling demand for oilseeds. As the only global player in sunflower and the leader in high oleic seeds, Syngenta is ideally positioned to drive growth. Sunflower also underpins Syngenta’s market leadership in the CIS which, with 13 million hectares, is the largest sunflower growing region in the world. In oilseed rape, the transition to high performing seeds is a significant opportunity which is being expanded through the introduction of new crop protection and seed care offers. In sugar beet Syngenta is enabling growers to maintain a high level of profitability while meeting complex regulatory and value chain requirements.

Hosting the event Mike Mack, CEO, said: “We are excited about this opportunity to present our Diverse Field Crops business, which exemplifies our unique breadth across multiple crops. We are demonstrating how our integrated strategy can drive technology adoption and sustainable intensification. We hope that participants will also come away with a good sense of our strong market position and growth potential in emerging markets such as the CIS.”

Slides from the plenary presentations are available at:
http://www.syngenta.com/global/corporate/SiteCollectionDocuments/pdf/presentations/investor/crop-update-dfc-cis-2013.pdf

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Syngenta – July 10, 2013 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – July 10, 2013 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 10, 2013	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration